Exhibit 99.5
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT


                       Pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934


                Date of Earliest Event Reported: July 31, 2002

                        Date of Report: May 6, 2003



                            Ferrellgas Partners, L.P.
                        Ferrellgas Partners Finance Corp.
                     ---------------------------------------

           (Exact name of registrants as specified in their charters)



     Delaware                       1-111331                    43-1698480
     Delaware                      333-06693                    43-1742520
----------------------         -----------------         -----------------------
 (States or other               Commission file              (I.R.S. Employer
 jurisdictions of                   numbers                Identification Nos.)
 incorporation or
  organization)





                   One Liberty Plaza, Liberty, Missouri 64068


               (Address of principal executive offices) (Zip Code)


       Registrants' telephone number, including area code: (816) 792-1600

ITEM 5.  OTHER EVENTS

We are filing the unaudited interim consolidated balance sheets and footnotes of Ferrellgas Partners, L.P. 's non-public general partner Ferrellgas, Inc. to update its most recent audited consolidated balance sheets.



ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Financial statements of businesses acquired.

                  Not applicable.

         (b)      Pro forma financial information.

                  Not applicable.

         (c)      Exhibits.

                  The Exhibit listed in the Index to Exhibits is filed as part of this Current Report on Form 8-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        FERRELLGAS PARTNERS, L.P.

                                        By Ferrellgas, Inc., its general partner



Date:  May 6, 2003                      By  /s/ Kevin T. Kelly
                                           -------------------------------------
                                              Kevin T. Kelly
                                              Senior Vice President and
                                              Chief Financial Officer (Principal
                                              Financial and Accounting Officer)





                                           FERRELLGAS PARTNERS FINANCE CORP.


Date: May 6, 2003                       By  /s/ Kevin T. Kelly
                                           -------------------------------------
                                              Kevin T. Kelly
                                              Senior Vice President and
                                              Chief Financial Officer (Principal
                                              Financial and Accounting Officer)

                                INDEX TO EXHIBITS
                              ---------------------

        Exhibit No.          Description of Exhibit
        -----------          ----------------------

          99.15 Unaudited interim consolidated balance sheets of Ferrellgas, Inc. and footnotes as of January 31, 2003 and July 31, 2002.






                           Consolidated Balance Sheets

                    As of January 31, 2003 and July 31, 2002


                                Ferrellgas, Inc.
             (a wholly-owned subsidiary of Ferrell Companies, Inc.)

                                                          January 31,       July 31,
ASSETS                                                       2003             2002
-------------------------------------------------        -------------    ------------

Current Assets:
  Cash and cash equivalents                               $   27,344       $   20,819
  Accounts and notes receivable (net of
    allowance for doubtful accounts of $2,295 and
    $1,467 in January 31, 2003 and July 31, 2002,
    respectively)                                            113,199           74,274
  Inventories                                                 71,739           48,034
  Prepaid expenses and other current assets                    8,372           10,771
                                                         -------------    ------------
    Total Current Assets                                     220,654          153,898

Property, plant and equipment, net                           745,403          565,611
Goodwill                                                     363,134          363,134
Intangible assets, net                                       103,130           98,170
Other assets, net                                             23,402            3,476
                                                         -------------    ------------
    Total Assets                                          $1,455,723       $1,184,289
                                                         =============    ============


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
-------------------------------------------------

Current Liabilities:
  Accounts payable                                        $  100,408       $   54,316
  Other current liabilities                                   89,331           89,005
                                                         -------------    ------------
    Total Current Liabilities                                189,739          143,321

Long-term debt                                               902,235          703,858
Deferred income taxes                                          2,337            2,351
Other liabilities                                             17,718           14,861
Contingencies and commitments (Note G)                             -                -
Minority interest                                            192,381          180,620
Parent investment in subsidiary                              221,927          210,817

Stockholder's Equity (Deficiency):
  Common stock, $1 par value;
   10,000 shares authorized; 990 shares issued                     1                1
  Additional paid-in-capital                                  13,682           13,622
  Note receivable from parent                               (146,911)        (147,484)
  Retained earnings                                           64,543           65,094
  Accumulated other comprehensive loss                        (1,929)          (2,772)
                                                         -------------    ------------
    Total Stockholder's Equity (Deficiency)                  (70,614)         (71,539)
                                                         -------------    ------------
    Total Liabilities and Stockholder's
       Equity (Deficiency)                                $1,455,723       $1,184,289
                                                         =============    ============

                        FERRELLGAS, INC. AND SUBSIDIARIES
             (a wholly-owned subsidiary of Ferrell Companies, Inc.)

                      NOTES TO CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)
                                   (unaudited)


A.   Organization


     The accompanying consolidated balance sheets and related notes present the consolidated financial position of Ferrellgas, Inc. (the "Company"), its subsidiaries and its general partnership interests in Ferrellgas Partners, L.P and Ferrellgas, L.P. The Company is a wholly-owned subsidiary of Ferrell Companies, Inc. ("Ferrell" or "Parent").

     The consolidated balance sheets of the Company and its subsidiaries reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the interim periods presented. All adjustments to the consolidated balance sheets were of a normal, recurring nature. The information included in this Quarterly Report should be read in conjunction with the consolidated balance sheets and accompanying notes included in the Company's consolidated balance sheets of July 31, 2002 and 2001.


B.   Accounting estimates


     The preparation of balance sheets in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets. Actual results could differ from these estimates. Significant estimates impacting the consolidated balance sheets include accruals that have been established for product liability and other claims.

C.   Supplemental Balance Sheet Information:


     Inventories consist of:
                                                   January 31,       July 31,
                                                      2003             2002
                                                  -----------      -----------
        Propane gas and related products             $54,311         $29,169
        Appliances, parts and supplies                17,428          18,865
                                                  -----------      -----------
                                                     $71,739         $48,034
                                                  ===========      ===========


     In addition to inventories on hand, the Company enters into contracts to buy and sell product, primarily propane for supply procurement purposes. Nearly all of these contracts have terms of less than one year and most call for payment based on market prices at the date of delivery. All fixed price contracts have terms of less than one year. As of January 31, 2003, the Company had committed, for supply procurement purposes, to make net delivery of approximately 5.7 million gallons of propane at a fixed price.

     Property, plant and equipment, net consist of:

                                                  January 31,        July 31,
                                                     2003              2002
                                                  -----------      -----------

        Property, plant and equipment              $1,073,110       $883,906
        Less:  accumulated depreciation               327,707        318,295

                                                  -----------      -----------
                                                   $  745,403       $565,611
                                                  ===========      ===========


     On December 10, 2002, the Company purchased propane tanks and related assets for $155.6 million that were previously leased. See Note D for a discussion regarding the funding of this purchase.

     Intangible assets, net consist of:

                                                  January 31, 2003                              July 31, 2002
                                     ------------------------------------------- ------------------------------------------
                                        Gross                                       Gross
                                       Carrying     Accumulated                    Carrying     Accumulated
                                        Amount      Amortization       Net          Amount      Amortization       Net
                                     ------------ ---------------- ------------  ------------ ---------------- ------------
        Customer lists                 $217,465      $(129,112)      $88,353       $208,662      $(124,860)      $83,802
        Non-compete agreements           65,354        (50,577)       14,777         62,893        (48,525)       14,368
                                     ------------ ---------------- ------------  ------------ ---------------- ------------
         Total                         $282,819      $(179,689)      $103,130      $271,555      $(173,385)      $98,170
                                     ============ ================ ============  ============ ================ ============


      Other assets, net consist of:
                                                  January 31,        July 31,
                                                     2003              2002
                                                ---------------   --------------
      Debt issue costs                             $ 7,722           $2,399
      Retained interest in accounts
        receivable securitization                   14,291                -
      Other                                          1,389            1,077
                                                 --------------  ---------------
                                                   $23,402           $3,476
                                                 ==============  ===============


     On September 24, 2002, Ferrellgas Partners issued $170.0 million of 8.75% senior notes due 2012, the proceeds of which were used to repurchase and redeem its $160.0 million of 9.375% senior secured notes due 2006. Debt issue costs of $4.8 million, of which $4.3 million is classified as other assets, related to the $170.0 million senior note issuance, were capitalized and will be amortized to interest expense through fiscal 2012.

     On December 10, 2002, Ferrellgas, L.P. refinanced its $157.0 million bank credit facility with an amended $307.5 million bank credit facility, which will terminate on April 28, 2006, unless extended or renewed. Debt issue costs of $1.9 million, of which $1.3 million is classified as other assets, related to this refinancing, were capitalized and will be amortized to interest expense through 2006.

D.   Long-Term Debt


     Long-term debt consists of:

                                                                                      January 31,         July 31,
                                                                                         2003               2002
                                                                                    ---------------    --------------
     Senior notes
       Fixed rate, 7.16%, due 2005-2013                                                $350,000           $350,000
       Fixed rate, 8.75%, due 2012                                                      219,658                  -
       Fixed rate, 9.375%, due 2006                                                           -            160,000
       Fixed rate, 8.8%, due 2006-2009                                                  184,000            184,000

     Credit agreement, variable interest rates, due 2006                                140,000                  -

     Notes payable, 7.4% and 7.6% weighted average interest rates,
       respectively, due 2003 to 2011                                                    11,057             12,177
                                                                                    ----------------  ---------------
                                                                                        904,715            706,177
     Less:  current portion, included in other current liabilities on
       the              consolidated balance sheets                                       2,480              2,319
                                                                                    ----------------  ---------------
                                                                                       $902,235           $703,858
                                                                                    ================  ===============

     On September 24, 2002, Ferrellgas Partners issued $170.0 million of 8.75% senior notes due 2012, the proceeds of which were used to repurchase and redeem its $160.0 million of 9.375% senior secured notes due 2006.

     On December 18, 2002, Ferrellgas Partners issued $48.0 million of 8.75% senior notes due 2012, the proceeds of which were used to reduce borrowings under the bank credit facility to provide increased availability of funds for working capital, acquisition, capital expenditure and general corporate purposes. The $48.0 million senior notes were issued with a debt premium of $1.7 million that will be amortized to interest expense through 2012.


     Interest on the 8.75% senior notes due 2012 is payable semi-annually in arrears on June 15 and December 15. Interest on the $170.0 million 8.75% senior notes commenced on December 15, 2002 and interest on the $48.0 million 8.75% senior notes will commence on June 15, 2003. These notes are unsecured and are not redeemable before June 15, 2007, except in specific circumstances.


     On December 10, 2002, Ferrellgas, L.P. refinanced its $157.0 million bank credit facility with a $307.5 million amended bank credit facility, using $155.6 million of the funds available to purchase propane tanks and related assets that were previously leased, plus a $1.2 million payment of related accrued lease expense. The remaining portion of the amended bank credit facility is available for working capital, acquisition, capital expenditure and general partnership purposes and will terminate on April 28, 2006, unless extended or renewed. As of January 31, 2003, Ferrellgas, L.P. had borrowings of $140.0 million, at a weighted average interest rate of 3.64%, under this amended bank credit facility.

     All borrowings under the amended bank credit facility bear interest, at Ferrellgas, L.P.'s option, at a rate equal to either:

o the base rate, which is defined as the higher of the federal funds rate plus 0.50% or Bank of America's prime rate (as of January 31, 2003, the federal funds rate and Bank of America's prime rate were 1.33% and 4.25%, respectively); or

o the Eurodollar Rate plus a margin varying from 1.75% to 2.75% (as of January 31, 2003, the one-month Eurodollar Rate was 1.26%).

     The scheduled annual principal payments on long-term debt as of January 31, 2003, are as follows:

                                                              Scheduled annual
                                                              annual principle
             Fiscal year ending July 31,                          payments
                                                            --------------------
               Payments remaining in 2003                         $  760
               2004                                                2,134
               2005                                                2,299
               2006                                              251,313
               2007                                               59,039
               Thereafter                                        587,512


E.  Asset Retirement Obligations

     Statement of Financial Accounting Standard (SFAS) No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including the requirement that a liability be recognized if there is a legal or financial obligation associated with the retirement of the assets. The Company adopted SFAS No. 143 beginning in the year ending July 31, 2003. This cumulative effect of a change in accounting principle resulted in the recognition of a $3.1 million long-term liability and a $0.3 million long-term asset. The Company believes the implementation will not have a material ongoing effect on its financial position. These obligations relate primarily to the estimated future expenditures required to retire the Company's underground storage facilities. The remaining period until these facilities will likely require closure and remediation expenditures is approximately 50 years. The following table presents a reconciliation of the beginning and ending carrying amounts of the asset retirement obligation:


                                                                     Six months
                                                                       ended
                                                                    January 31,
                                                                       2003
                                                                 ---------------
     Asset retirement obligation as of August 1, 2002                 $3,073
     Add: Accretion                                                       99
                                                                 ---------------
     Asset retirement obligation as of January 31, 2003               $3,172
                                                                 ===============

     The related asset carried for the purpose of settling the asset retirement obligation is $0.3 million as of January 31, 2003, and is not a legally restricted asset. Other liabilities, assuming retroactive application of the change in accounting principle as of August 1, 2001 and July 31, 2002, would have increased $2.9 million and $3.1 million, respectively.


F.   Guarantees

     FASB Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," expands the existing disclosure requirements for guarantees and requires recognition of a liability for the fair value of guarantees issued after December 31, 2002. As of January 31, 2003, the only material guarantees that the Company had outstanding were associated with residual value guarantees of operating leases. These operating leases are related to transportation equipment with remaining lease periods scheduled to expire over the next seven fiscal years. Upon completion of the lease period, the Company guarantees that the fair value of the equipment will equal or exceed the guaranteed amount, or the Company will pay the lessor the difference. The fair value of these residual value guarantees entered into after December 31, 2002 was $29.5 thousand as of January 31, 2003. Although the fair values at the end of the lease terms have historically exceeded these guaranteed amounts, the maximum potential amount of aggregate future payments the Company could be required to make under these leasing arrangements, assuming the equipment is worthless at the end of the lease term, is $16.6 million.

G.   Contingencies

     The Company is threatened with or named as a defendant in various lawsuits that, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that there are no known claims or contingent claims that would reasonably be expected to have a material adverse effect on the financial condition of the Company. Currently, the Company is not a party to any legal proceedings other than various claims and lawsuits arising in the ordinary course of business.

H.   Business Combinations

     During the six months ended January 31, 2003, the Company acquired the following retail propane businesses with an aggregate value at $43.6 million:


     o ProAm, Inc., based primarily in Georgia and Texas, acquired December, 2002;

     o a branch of Cenex Propane Partners Co., based in Iowa, acquired November, 2002; and

     o    Northstar Propane, based in Nevada, acquired November, 2002.

     These purchases were primarily funded by $34.1 million of cash payments and the issuance of a $10.0 million non-interest bearing note due in December 2003.


     The aggregate value of $43.6 million of these three retail propane businesses was preliminarily allocated as follows: $25.9 million for fixed assets such as customer tanks, buildings and land, $9.4 million for customer lists, $2.5 million for non-compete agreements and $5.8 million for net working capital. Net working capital was comprised of $7.8 million of current assets and $2.0 million of current liabilities. The estimated fair values and useful lives of assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. The Company intends to continue its analysis of the net assets of these acquired businesses to determine the final allocation of the total purchase price to the various assets acquired. The weighted average amortization period for non-compete agreements and customer lists are five and 15 years, respectively.

I.   Adoption of New Accounting Standards


     The Financial Accounting Standards Board recently issued SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," FASB Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and FASB Financial Interpretation No. 46 "Consolidation of Variable Interest Entities."


     SFAS No. 143 requires the recognition of a liability if a company has a legal or contractual financial obligation in connection with the retirement of a tangible long-lived asset. The Company implemented SFAS No. 143 beginning in the year ending July 31, 2003. This cumulative effect of a change in accounting principle resulted in the recognition of a $3.1 million long-term liability and a $0.3 million long-term asset. See Note E for further discussion of these obligations. The Company believes this implementation will not have a material ongoing effect on its financial position.

     SFAS No. 144 modifies the financial accounting and reporting for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The Company implemented SFAS No. 144 beginning in the year ending July 31, 2003, with no material effect on its financial position.

     SFAS No. 145 eliminates the requirement that material gains and losses resulting from the early extinguishment of debt be classified as an extraordinary item in the consolidated statements of earnings. Instead, companies must evaluate whether the transaction meets both the criteria of being unusual in nature and infrequent in occurrence. Other aspects of SFAS No. 145 relating to accounting for intangible assets of motor carriers and accounting for certain lease modifications do not currently apply to the Company. The Company implemented SFAS No. 145 beginning in the year ending July 31, 2003.

     SFAS No. 146 modifies the financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Additionally, the statement requires the liability to be recognized and measured initially at fair value. Under previous rules, liabilities for exit costs were recognized at the date of the entity's commitment to an exit plan. The Company has adopted and implemented SFAS No. 146 for all exit or disposal activities initiated after July 31, 2002. Ferrellgas believes the implementation will not have a material effect on its financial position.


     SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. This statement also amends SFAS 123 disclosure requirements for annual and interim financial statements to provide more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for the fiscal year ending July 31, 2003, with earlier application permitted. However, the interim disclosure requirements will be effective for the three months ending April 30, 2003. Ferrellgas is currently studying SFAS 148 and the related implications of SFAS 123.


     FASB Financial Interpretation No. 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. Ferrellgas implemented this interpretation beginning in the three months ended January 31, 2003. The implementation resulted in the recognition of a liability of $29.8 thousand, and a related prepaid asset of $29.8 thousand, both of which will be amortized over the life of the guarantees. See Note F for further discussion about these guarantees.


     FASB Financial Interpretation No. 46 clarified Accounting Research Bulletin No. 51, "Consolidated Financial Statements." If certain conditions are met, this interpretation requires the primary beneficiary to consolidate certain variable interest entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. This interpretation is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the first fiscal year or interim period beginning after June 15, 2003. Ferrellgas currently does not have any variable interest entities that would be subject to this interpretation.